EXHIBIT 1

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share	Amount of Shares Bought/(Sold)

Marlton Partners, L.P.

06/26/2025	Buy	Common Stock	$3.97	9
06/25/2025	Buy	Common Stock	$3.96	957
06/24/2025	Buy	Common Stock	$3.96	2,000
06/23/2025	Buy	Common Stock	$3.96	8,000
06/17/2025	Buy	Common Stock	$3.94	200
06/10/2025	Buy	Common Stock	$3.95	900
05/16/2025	Sell	Option to Purchase Common Stock at $2.50 per Share expiring May 16, 2025	$1.52	(5,000)
05/15/2025	Buy	Common Stock	$4.01	2,500
05/14/2025	Buy	Common Stock	$4.00	1,000
05/14/2025	Buy	Option to Purchase Common Stock at $2.50 per Share expiring May 16, 2025	$1.48	1,000
05/13/2025	Buy	Option to Purchase Common Stock at $2.50 per Share expiring May 16, 2025	$1.57	4,000
05/13/2025	Buy	Common Stock	$4.13	1,000